Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Aytu BioScience, Inc.’s Registration Statements on Form S-8 (File No. 333-205462), Form S-3 (File No. 333-221735) and Form S-1 (File Nos. 333-207421, 333-205414, 333-209874, 333-210144, 333-212100, 333-213738, 333-213489, 333-220351, 333-222994, 333-223385 and 333-227243) of our report dated September 6, 2018, relating to the 2018 consolidated financial statements that appear in this Annual Report on Form 10-K.

Our report dated September 6, 2018 contains an explanatory paragraph that states that the Company's recurring losses from operations and accumulated deficit raise substantial doubt about the Company's ability to continue as a going concern, as discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ EKS&H LLLP

September 6, 2018
Denver, Colorado